EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Nine months ended
(Dollars in millions)	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Earnings:
Income before assessments	$191	$124	$527	$353
Fixed charges	2,854	1,739	7,830	4,375
Total earnings	$3,045	$1,863	$8,357	$4,728
Fixed charges:
Interest expense	$2,854	$1,739	$7,829	$4,374
Estimated interest component of net rental expense[1]	—	—	1	1
Total fixed charges	$2,854	$1,739	$7,830	$4,375
Ratio of earnings to fixed charges	1.07	1.07	1.07	1.08

1	Represents an estimated interest factor.